DXI Energy Receives Additional $609k Investment
Capital to Support Expanded Woodrush NEBC Drill Program

VANCOUVER, BRITISH COLUMBIA, December 07, 2017 - DXI Energy Inc. (TSX: DXI) / (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company focused in Colorado's Piceance Basin and the Peace River Arch region of Canada’s Western Sedimentary Basin, today announced, subject to review by the appropriate regulatory authorities, that it has closed additional subscriptions for 3,386,500 shares at C$0.075 per share and 3,946,388 flow through shares at C$0.09 per share. Funds will be applied to the ongoing drill program at Woodrush targeting new oil production, oil reserve expansion and to prudent balance sheet management.

“We are very encouraged by the continuing level of investor interest in our Woodrush B.C. oil project, as it further validates the merits of our exploration and development initiative. Additional capital allows us to secure the best cost efficiencies to maximize both netbacks and IRR while we build upon our legacy production that has exceeded 675,000 barrels of oil to date. The Peace River district has been a premium destination target for conventional oil production in B.C. since the 1950’s, significantly from the unique Halfway production fairway extending north from Fort St. John. Our 99% owned and operated property, encompassing 12,000 acres within that fairway, with C$12 million of in-place infrastructure, possesses material Halfway reservoir expansion potential based on the reinterpretation of proprietary 3D, licensed 2D seismic data and now the merge of that data with over 26 sq. mi. of additional 3D data. Our goal today is to realize a dynamic, sustainable oil production hub delivering the lowest cost light oil in B.C.,” states Robert L. Hodgkinson, Chairman & CEO.

About DXI Energy Inc.: DXI Energy Inc. is an upstream oil and natural gas exploration and production company with producing projects in Colorado's Piceance Basin (25,684 net acres) and the Peace River Arch region in British Columbia (12,224 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The Company is currently publicly traded on the OTCQB (DXIEF) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

DXI Energy Inc.:

Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations-New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com